Exhibit 4.1

CREDENCE SYSTEMS CORPORATION, the Company

LTX CORPORATION, the Parent

and

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.,

Trustee

SUPPLEMENTAL INDENTURE

Dated as of August 29, 2008

To

INDENTURE

Dated as of December 20, 2006

Relating to

Credence Systems Corporation

3.5% Convertible Senior Subordinated Notes due 2010

SUPPLEMENTAL INDENTURE

This SUPPLEMENTAL INDENTURE, dated as of the 29th day of August, 2008, is by and among CREDENCE SYSTEMS CORPORATION, a Delaware corporation (the “Company”), LTX CORPORATION, a Massachusetts corporation (the “Parent”), and THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A. (formerly THE BANK OF NEW YORK TRUST COMPANY, N.A.), as trustee under the Indenture referred to below (the “Trustee”).

WITNESSETH:

WHEREAS, the Company and the Trustee have heretofore entered into that certain Indenture dated as of December 20, 2006 (as amended, modified and supplemented from time to time, the “Indenture”), providing for the issuance of an initial principal amount of $122,500,000 of 3.5% Convertible Senior Subordinated Notes due 2010 (the “Convertible Notes”);

WHEREAS, the Company, Zoo Merger Corporation, a Delaware corporation (“Merger Sub”), and the Parent have entered into an Agreement and Plan of Merger dated as of June 20, 2008 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), and as a result of which the Company will be a direct wholly-owned subsidiary of the Parent;

WHEREAS, pursuant to the Merger Agreement, each share of the Company’s common stock outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be converted into the right to receive 0.6129 of a share of common stock of the Parent;

WHEREAS, concurrently with the Merger, the name of the Parent will be changed to “LTX-Credence Corporation”;

WHEREAS, when the Company is party to a share exchange such as that contemplated by the Merger, Section 4.06 of the Indenture requires the Company and the Trustee to amend the Indenture to change the circumstances under which the Holders may require the Company to repurchase the Convertible Notes following a Designated Event;

WHEREAS, Section 5.01 of the Indenture permits the Company to merge with another corporation provided certain conditions are satisfied;

WHEREAS, Section 12.06 of the Indenture provides that if there occurs a consolidation, merger, share exchange or combination of the Company with another person as a result of which holders of the Company’s common stock shall receive stock in exchange for such common stock, then the Company and the Trustee shall execute a supplemental indenture providing that the Convertible Notes shall be convertible into the kind and amount of shares of stock receivable upon such share exchange by a holder of a number of shares of common stock issuable upon conversion of the Convertible Notes immediately prior to such share exchange;

WHEREAS, Section 9.01 of the Indenture authorizes the Company and the Trustee to amend the Indenture pursuant to Sections 4.06 and 12.06 thereof without the consent of the Holders;

WHEREAS, the Company and the Parent desire to execute a supplemental indenture that complies with Section 9.01 of the Indenture;

WHEREAS, all acts and things necessary to make this Supplemental Indenture a valid and binding agreement for the purposes and objects herein expressed have been duly done and performed, and the execution of this Supplemental Indenture has been in all respects, duly authorized; and

WHEREAS, the foregoing recitals are made as representations or statements of fact by the Company and not by the Trustee;

NOW, THEREFORE, in consideration of the premises and of other good and valuable consideration, the receipt of which is hereby acknowledged, the Company hereby covenants and agrees with the Trustee, for the equal and proportionate benefit of the respective holders from time to time of the Convertible Notes, as follows:

ARTICLE I

AMENDMENTS TO THE INDENTURE

Section 1.1 On the terms and subject to the conditions set forth herein, the Indenture is amended as follows:

(a) The following defined terms in Section 1.01 of the Indenture [Definitions] are hereby amended and restated to read in their respective entirety as follows:

“‘Board of Directors’ means the Board of Directors of the Parent or any authorized committee of the Board of Directors.”

“‘Change of Control’ means the occurrence of one or more of the following events: (a) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of the then outstanding Voting Stock of the Parent, (b) the Parent consolidates with or merges into any other corporation, any other corporation merges into the Parent, or the Parent effects a share exchange, and, in the case of any such transaction, the outstanding Common Stock of the Parent is reclassified into or exchanged for any other property or securities, unless the shareholders of the Parent immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the then outstanding Voting Stock of the corporation resulting from such transaction in substantially the same respective proportions as their ownership of the Voting Stock of the Parent immediately before such transaction, (c) the Parent, or the Parent and its subsidiaries taken as a whole, sells, assigns, conveys, transfers or leases all or substantially all assets of the Parent, or of the Parent and its subsidiaries taken as a whole, as applicable (other than to one or more wholly-owned subsidiaries of the Parent), (d) any time the Continuing Directors do not constitute a majority of the

Board of Directors of the Parent (or, if applicable, a successor corporation to the Parent), or (e) the Parent undertakes a liquidation, dissolution or winding up; provided, however, that a Change of Control under (a), (b) and (c) above shall not be deemed to have occurred if at least 95% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Change of Control consists of shares of common stock that are, or upon issuance will be, traded on the New York Stock Exchange or listed on the Nasdaq Global Select Market.”

“‘Common Stock’ means any stock of any class of the Parent which has no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Parent and which is not subject to redemption by the Parent. Subject to the provisions of Section 12.06, however, shares issuable on conversion of Convertible Notes shall include only shares of the class designated as Common Stock of the Parent at the effective time of the Merger or shares of any class or classes resulting from any reclassification or reclassifications thereof and which have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Parent and which are not subject to redemption by the Parent; provided, however, that if at any time there shall be more than one such resulting class, the shares of each such class then so issuable shall be substantially in the proportion which the total number of shares of such class resulting from all such reclassifications bears to the total number of shares of all such classes resulting from all such reclassifications.”

“‘Opinion of Counsel’ means a written opinion from legal counsel who may be an employee of or counsel to the Parent or the Company except to the extent otherwise indicated in this Indenture.”

“‘Volume Weighted Average Price’ per share of Common Stock on any Trading Day means such price as displayed on Bloomberg (or any successor service) page “LTXX EQUITY VAP” in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such Trading Day; or, if such price is not available, the Volume Weighted Average Price means the market value per share of Common Stock on such day as determined by a nationally recognized independent investment banking firm retained for this purpose by the Parent.”

(b) The following definitions are hereby inserted into Section 1.1 of the Indenture [Definitions] in their respective alphabetical order:

“‘Merger’ means the merger of Zoo Merger Corporation, a Delaware corporation (“Merger Sub”), with and into the Company pursuant to the Agreement and Plan of Merger dated as of June 20, 2008 by and among the Company, the Parent and Merger Sub, pursuant to which the Company will become a direct wholly-owned subsidiary of the Parent.”

“‘Officer of Parent’ means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Accounting Officer, any Executive Vice President, Senior Vice President or Vice President (whether or not designated by a number or numbers or word or words before or after the title “Vice President”), the Treasurer, the Secretary, any Assistant Treasurer or any Assistant Secretary of the Parent.”

“‘Parent’ means LTX Corporation, a Massachusetts corporation, until the consummation of the Merger, and from and after the consummation of the Merger, means LTX-Credence Corporation, a Massachusetts corporation.”

“‘Parent Officers’ Certificate’ means a certificate signed by two Officers of Parent, one of whom is the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or the Controller of the Parent.”

(c) All references in the Indenture to “Common Stock of the Company” are hereby amended and restated to read “Common Stock of the Parent” and all references in the Indenture to “the Company’s Common Stock” are hereby amended and restated to read “the Parent’s Common Stock”.

(d) Section 4.10 of the Indenture [Reports] is hereby amended and restated to read in its entirety as follows:

“SECTION 4.10. Reports. If at any time the Parent is not subject to Section 13 or 15(d) of the Exchange Act, upon the request of a holder of a Convertible Note, the Parent will promptly furnish or cause to be furnished to such holder or to a prospective purchaser of such Convertible Note designated by such holder, as the case may be, the information, if any, required to be delivered by it pursuant to Rule 144A(d)(4) under the Securities Act to permit compliance with Rule 144A in connection with the resale of such Convertible Note; provided, however, that the Parent shall not be required to furnish such information in connection with any request made on or after the date which is two years from the later of the date such Convertible Note was last acquired from the Company or an “affiliate” of the Company.”

(e) Clause (b), (e), (j) and (n) of Section 7.02 of the Indenture [Rights of the Trustee] each is hereby amended and restated to read in its entirety as set forth in the corresponding paragraph below:

“(b) Any request, direction, order or demand of the Company mentioned herein shall be sufficiently evidenced by an Officers’ Certificate or Parent Officers’ Certificate (unless other evidence in respect thereof is herein specifically prescribed). In addition, before the Trustee acts or refrains from acting, it may require an Officers’ Certificate, a Parent Officers’ Certificate, an Opinion of Counsel or any or all of the foregoing. Whenever the Indenture requires that the Company deliver an Officers’ Certificate, upon request from the

Trustee, the Parent shall also provide a Parent Officers’ Certificate corresponding to the requirement of the Officers’ Certificate. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on any such Officers’ Certificate, Parent Officers’ Certificate or Opinion of Counsel. The Trustee may consult with counsel and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.”

“(e) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Company shall be sufficient if signed by an Officer of the Company. Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Parent shall be sufficient if signed by an Officer of the Parent.”

“(j) The Trustee shall not be responsible for the computation of any adjustment to the Conversion Price or for any determination as to whether an adjustment is required and shall not be deemed to have knowledge of any adjustment unless and until it shall have received the notice from the Parent contemplated by Section 12.05(j).”

“(n) The Trustee may request that the Company deliver an Officers’ Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions on behalf of the Company pursuant to this Indenture, which Officers’ Certificate may be signed by any person authorized to sign an Officers’ Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded. The Trustee may request that the Parent deliver a Parent Officers’ Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions on behalf of the Parent pursuant to this Indenture, which Parent Officers’ Certificate may be signed by any person authorized to sign a Parent Officers’ Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.”

(f) The last two paragraphs of Section 10.05 of the Indenture [Statements Required in Certificate or Opinion] are hereby amended and restated in their entirety to read as follows:

“Any Officers’ Certificate or Parent Officers’ Certificate may be based, insofar as it relates to legal matters, upon an Opinion of Counsel, unless such Officer or Officer of Parent, as applicable, knows that the opinion with respect to the matters upon which his or her certificate may be based as aforesaid is erroneous. Any Opinion of Counsel may be based, insofar as it relates to factual matters, upon certificates, statements or opinions of, or representations by an officer or officers of the Company or the Parent, as applicable, or other persons or firms deemed appropriate by such counsel, unless such counsel knows that the certificates, statements or opinions or representations with respect to the matters upon which his or her opinion may be based as aforesaid are erroneous.

Any Officers’ Certificate or statement, Parent Officers’ Certificate or statement, or Opinion of Counsel may be based, insofar as it relates to accounting matters, upon a certificate or opinion of or representation by an accountant (who may be an employee of the Company or the Parent), or firm of accountants, unless such Officer, Officer of Parent or counsel, as the case may be, knows that the certificate or opinion or representation with respect to the accounting matters upon which his or her certificate, statement or opinion may be based as aforesaid is erroneous.”

(g) Section 10.02 of the Indenture [Notices] is hereby amended to add the following at the end of such Section:

“All notices required to be delivered by the Company under this Indenture may be delivered by the Parent. Any notice required to be delivered to the Company under this Indenture also shall be delivered to the Parent at its address as stated in Section 10.10.”

(h) Section 10.10 of the Indenture [Other Provisions] is hereby amended to add the following at the end of such Section:

The Parent’s address is:

LTX-Credence Corporation

825 University Avenue

Norwood, Massachusetts 02062

Attention: Chief Financial Officer

Facsimile: (781) 329-8836

Telephone: (781) 461-1000

(i) As required by Section 4.06 of the Indenture, based on the final exchange ratio in the Merger of 0.6129 shares of common stock of the Parent for each share of common stock of the Company, Section 12.01(h) of the Indenture is hereby amended and restated to read in its entirety as follows:

“(h) If there shall have occurred a Designated Event (or an event that would have been a Designated Event but for the existence of the proviso in the definition of Change of Control) (other than a Change of Control where 10% or more of the fair market value of the consideration for the Common Stock (as determined by the Board of Directors, whose determination shall be conclusive evidence of such fair market value) in the corporation transaction consists of (i) cash (not including cash payments for fractional shares), (ii) other property or (iii) securities that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the Nasdaq National Market), then the Conversion Rate per $1,000 principal amount of Convertible Notes otherwise in effect in respect of Convertible Notes for which a conversion notice is received by the Conversion Agent during the period beginning 15 Trading Days before the date announced by the Company as the anticipated Designated Event Date and ending at the close of business on the Trading Day immediately preceding the Designated Event Payment Date shall be increased by the amount, if any, determined by reference to the table below, based on the Designated Event Date and the Stock Price of such Designated Event; provided that if the Stock Price or Designated Event Date are not set forth on the table: (i) if the actual Stock Price on the Designated Event Date is between two Stock Prices on the table or the actual Designated Event Date is between two Designated Event Dates on the table, the amount of the Conversion Rate adjustment will be determined by a straight-line interpolation between the adjustment amounts set forth for the two Stock Prices and the two Designated Event Dates on the table based on a 365-day year, as applicable, (ii) if the Stock Price on the Designated Event Date exceeds $32.63 per share, subject to adjustment as set forth herein, no adjustment to the applicable Conversion Rate will be made, and (iii) if the Stock Price on the Designated Event Date is less than $8.60 per share, subject to adjustment as set forth herein, no adjustment to the applicable Conversion Rate will be made. If holders of the Common Stock receive only cash in the Designated Event, the Stock Price shall be the cash amount paid per share of the Common Stock in connection with the Designated Event. Otherwise, the Stock Price shall be equal to the Volume Weighted Average Price of the Common Stock for each of the 10 Trading Days immediately preceding, but not including, the applicable Designated Event Date.

The following table shows the amount, if any, by which the applicable Conversion Rate will increase for each Stock Price and Designated Event Effective Date set forth below:

Make Whole Premium Upon a Designated Event

(Increase in Applicable Conversion Rate)

Stock Price on Effective Date	May 15, 2008	May 15, 2009	May 15, 2010
8.60	37.3	37.3	37.3
10.61	23.5	22.1	20.0
13.05	13.9	11.6	2.3
15.50	8.3	6.1	0.0
17.95	5.3	3.2	0.0
20.39	3.6	1.8	0.0
22.84	3.2	1.7	0.0
25.29	2.9	1.5	0.0
27.74	2.6	1.3	0.0
30.18	2.4	1.2	0.0
32.63	2.2	1.2	0.0

The Stock Prices set forth in the first column of the table above will be adjusted as of any date on which the Conversion Rate of the Convertible Notes is adjusted. The adjusted Stock Prices will equal the Stock Prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the Conversion Rate immediately prior to the adjustment giving rise to the Stock Price adjustment and the denominator of which is the Conversion Rate as so adjusted. The Conversion Rate adjustment amounts set forth in the table above will be adjusted in the same manner as the Conversion Rate as set forth in Section 12.05 hereof, other than as a result of an adjustment of the Conversion Rate by virtue of the provisions of this Section 12.01(h).

Notwithstanding the foregoing, in no event will the conversion rate exceed 111.59421 per $1,000 principal amount of Convertible Notes, other than on account of proportional adjustments to the Conversion Rate in the manner set forth in Section 12.05 below.”

(j) Each reference to “the Company” in Sections 12.01(a)(3), 12.01(a)(4) and 12.01(b) of the Indenture [Right to Convert], Section 12.05 of the Indenture [Adjustment of Conversion Price], Section 12.06 of the Indenture [Effect of Reclassification, Consolidation, Merger or Sale], Section 12.08 of the Indenture [Reservation of Shares; Shares to Be Fully Paid; Listing of Common Stock], Section 12.10 of the Indenture [Notice to Holders Prior to Certain Actions] and Section 12.11(c) of the Indenture [Restriction on Common Stock Issuable Upon Conversion] is hereby amended to refer to “the Parent”.

(k) The reference to “the Company’s Board of Directors” in Section 12.12(c) of the Indenture [Payment of Cash in Lieu of Common Stock] is hereby amended to refer to “the Board of Directors”.

Section 1.2 Upon the consummation of the Merger and without any action on the part of the holder of any Convertible Note, each $1,000 principal amount of Convertible Notes shall be convertible subject to and in accordance with the provisions of Article XII of the Indenture into shares of Common Stock, at a Conversion Price per share of $13.46, such Conversion Price being subject to subsequent adjustment after the effective time of the Merger in accordance with the provisions of Article XII of the Indenture.

ARTICLE II

CONDITION TO EFFECTIVENESS

Section 2.1 This Supplemental Indenture shall become effective concurrently with the consummation of the Merger and shall be automatically null and void if and in the event that the Merger shall not have been consummated on or before September 3, 2008; provided, however, that any amendment to the Indenture made hereby required by Section 4.06 of the Indenture shall not be effective with respect to any Designated Event occurring on or prior to the date of the consummation of the Merger. The Company will promptly notify the Trustee of the consummation of the Merger and the effectiveness of this Supplemental Indenture.

ARTICLE III

MISCELLANEOUS PROVISIONS

Section 3.1 The internal laws of the State of New York shall govern this Supplemental Indenture, without regard to the conflict of laws provisions thereof.

Section 3.2 The terms defined in Section 1.1 (except as herein otherwise expressly provided or unless the context otherwise requires) for all purposes of this Supplemental Indenture shall have the respective meanings specified in Section 1.1. All other terms used in this Supplemental Indenture which are defined in the Indenture, the Trust Indenture Act, or which are by reference therein defined in the Securities Act (except as herein otherwise expressly provided or unless the context otherwise requires) shall have the meanings assigned to such terms in the Indenture, the Trust Indenture Act, and in said Securities Act, as in force at the date of the execution of this Supplemental Indenture. The words “herein,” “hereof’ and “hereunder,” and words of similar import refer to this Supplemental Indenture as a whole and not to any particular Article, Section or other Subsection. The terms defined in Section 1.1 of this Supplemental Indenture include the plural as well as the singular.

Section 3.3 Nothing in this Supplemental Indenture, expressed or implied, shall give or be construed to give any person, firm or corporation, other than the parties hereto and their successors hereunder, and the holders of the Convertible Notes, any legal or equitable right, remedy or claim under or in respect to this Supplemental Indenture, or under any covenant, condition or provision herein contained; all such covenants, conditions and provisions being for the sole benefit of the parties hereto and their successors hereunder and the holders of the Convertible Notes.

Section 3.4 The Trustee accepts the amendment of the Indenture effected by this Supplemental Indenture and agrees to execute the trust created by the Indenture as hereby amended, but only upon the terms and conditions set forth in the Indenture, including the terms and provisions defining and limiting the liabilities and responsibilities of the Trustee, which terms and provisions shall in like manner define and limit its liabilities and responsibilities in the performance of the trust created by the Indenture as hereby amended.

Section 3.5 After the consummation of the Merger, any Convertible Notes authenticated and delivered in substitution for, or in lieu of, Convertible Notes then outstanding and all Convertible Notes presented or delivered to the Trustee on and after the Effective Time for such purpose shall be either restated to give the effect to the Supplemental Indenture or, in lieu thereof, shall bear a legend substantially as follows:

The consideration received upon conversion of the principal amount of this Convertible Note shall be determined with reference to shares of the Common Stock, without par value per share, of LTX-Credence Corporation, at a Conversion Price per share of $13.46 as of the consummation of the Merger, such Conversion Price being subject to certain adjustments as set forth in the Indenture. Reference herein to “Common Stock of the Company” or the “Company’s Common Stock” shall be deemed to be to the Common Stock of LTX-Credence Corporation. The Indenture, dated as of December 20, 2006, referred to in this Note has been amended by a Supplemental Indenture dated as of August 29, 2008 to provide for such convertibility. Reference is hereby made to Supplemental Indenture, copies of which are on file with

Credence Systems Corporation and LTX-Credence Corporation, for a statement of the amendments therein made.

Nothing contained in this Supplemental Indenture shall require the holder of any Convertible Note to submit or exchange such Convertible Note prior to the consummation of the Merger in order to obtain the benefits of any provisions hereunder.

The Company agrees to provide for the reproduction of the above legend on the Convertible Notes without materially obscuring the text of the Convertible Notes.

Anything herein contained to the contrary notwithstanding, the Trustee shall not at any time be under any responsibility to acquire or cause any Convertible Note now or hereafter outstanding to be presented or delivered to it for any purpose provided for in this Section 3.5.

Section 3.6 Except as expressly supplemented by this Supplemental Indenture, the Indenture, the Convertible Notes issued thereunder and the charge and obligation created thereby are in all respects ratified and confirmed and all of the rights, remedies, terms, conditions, covenants and agreements of the Indenture and the Convertible Notes issued thereunder shall remain in full force and effect.

Section 3.7 If any provision of this Supplemental Indenture limits, qualifies or conflicts with (a) another provision of this Supplemental Indenture, or (b) any provision of the Indenture, which is required to be included by any of the provisions of Section 310 to 317, inclusive, of the Trust Indenture Act, such required provision shall control.

Section 3.8 The recitals contained in this Supplemental Indenture shall be taken as statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture.

Section 3.9 This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original; but such counterparts shall together constitute but one and the same instrument.

[Signatures on next page]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.

CREDENCE SYSTEMS CORPORATION

By:	/s/ Lavi A. Lev
Name:	Lavi A. Lev
Title:	President & CEO

LTX CORPORATION

By:	/s/ David G. Tacelli
Name:	David G. Tacelli
Title:	President & CEO

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as Trustee

By:	/s/ Teresa Petta
Name:	Teresa Petta
Title:	Vice President